

Mail Stop 3720

November 2, 2009

<u>Via U.S. Mail and facsimile to (954) 938-4080</u>

Mr. Kevin McGrath
Chief Executive Officer and President
eDiets.com, Inc.
1000 Corporate Drive, Suite 600
Fort Lauderdale, FL 33334

> **Re:** **eDiets.com, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 19, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **Filed August 13, 2009**
> **File No. 000-30559**

Dear Mr. McGrath:

  We have reviewed your letter submitted on October 30, 2009 in response to our comment letter dated October 16, 2009, and we have the following comment.  Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response.  We welcome any questions you may have about our comment or any other aspect of our review.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>

1.  We note your response to comment four in our letter dated October 16, 2009.  Please confirm whether you will add disclosure that addresses whether the restriction under your three Senior Secured Notes that prevents you from entering into other indebtedness in excess of $250,000, as mentioned on the bottom of page 8, creates a material deficiency or limitation.

             Sincerely,

             /s/ Robert Bartelmes for
             Larry Spirgel
             Assistant Director